SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number 1-15224

ENERGY COMPANY OF MINAS GERAIS

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX

Item	Description of Item

1.	Summary of Minutes of the 592nd Meeting of the Board of Directors Held on March 27, 2014

2.	Summary of Minutes of the 605th Meeting of the Board of Directors Held on September 11, 2014

3.	Summary of Minutes of the 608th Meeting of the Board of Directors Held on October 1, 2014

4.	Summary of Minutes of the 609th Meeting of the Board of Directors Held on October 9, 2014

5.	Summary of Principal Decisions of the 609th Meeting of the Board of Directors Held on October 9, 2014

6.	Summary of Principal Decisions of the 610th Meeting of the Board of Directors Held on October 9, 2014

7.	Material Announcement Dated October 14, 2014: Conclusion of increase in Cemig’s stake in Gasmig

8.	Market Announcement Dated October 14, 2014: Comments on media reports of funding

9.	Market Announcement Dated October 17, 2014: CDP rates Cemig, Brazilian leader in climate change management transparency

10.	Market Announcement Dated October 28, 2014: Entry of Cemig GT into the controlling block of Renova completed

11.	Summary of Principal Decisions of the 611th Meeting of the Board of Directors Held on October 30, 2014

12.	Market Announcement Dated October 31, 2014: Taesa: Material announcement on FIP Coliseu

FORWARD-LOOKING STATEMENTS

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Date: November 5, 2014	By:	/s/ Luiz Fernando Rolla
	Name:	Luiz Fernando Rolla
	Title:	Chief Officer for Finance and Investor Relations

1. SUMMARY OF MINUTES OF THE 592ND MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 27, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

592ND MEETING

Date, time and place:	March 27, 2014 at 11 a.m. at the company’s head office.
Meeting Committee:	Chairs: Dorothea Fonseca Furquim Werneck, Djalma Bastos de Morais; Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I	Conflict of interest: The board members listed below said they had no conflict of interest in the matters on the agenda of the meeting, with the exception of:

Dorothea Fonseca Furquim Werneck, Marco Antonio Rodrigues da Cunha, and Paulo Sérgio Machado Ribeiro,

who stated they had conflict of interest in relation to the matter of orientation of vote in meetings of Gasmig, re signature of a Commitment Undertaking between Gasmig and Petrobras; and

Saulo Alves Pereira Junior, Newton Brandão Ferraz Ramos,	Bruno Magalhães Menicucci, Tarcísio Augusto Carneiro, and	Marina Rosenthal Rocha, José Augusto Gomes Campos

– who stated conflict of interest in the matters relating to the Tiradentes Project.

These members withdrew from the meeting room at the time of discussion and voting on the related matters, returning to proceed with the meeting after the vote on the matter had been taken.

II	The Board approved the minutes of this meeting.

III	The Board authorized signature of an Association Agreement, in the ambit of the Tiradentes Project, with Andrade Gutierrez Concessões S.A.

VI	The Board oriented:

Vote in favor, by the representatives of the Company in the Board of Directors and in the Extraordinary General Meeting of Stockholders of Gasmig, and in the related prior meetings, that decide on:

authorization for signature of the Commitment Undertaking between Gasmig and Petrobras that contains the principal conditions and guidelines that will regulate the Natural Gas Distribution Service Contract for the Nitrogen Fertilizers Unit (UFN/V), in Uberaba, Minas Gerais.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IV	The Board ratified:

a)	Signature of the Term of Assignment for assignment to Cemig Colombia SAS of the participation in the consortium Contract with Empresas Públicas de Medellín E.S.P.

b)	Acquisition, by Cemig Overseas, of shares in Cemig Colombia.

c)	Appointment of representatives of Cemig Colombia.

d)	Orientation of vote of the representatives of Cemig in the management bodies of Cemig Overseas.

e)	Signature of a technical assistance contract for operation and maintenance of the assets of Isagen S.A.E.S.P (Isagen).

f)	Participation in the process of pre-qualification in the second phase of the program of sale of shares in Isagen.

g)	Grant to the representative of Cemig, or of one of the affiliated companies referred to, of express powers to exercise this representation fully in all the acts and contracts that arise as a result of regulation.

VI	Withdrawn from the agenda: The matter of bringing forward the budget allowances for implementation of infrastructure and property security and management of the Aureliano Chaves Building.

VII	Comment: The Chair made comments about a matter of interest to the Company.

The following were present:

Board members:

Dorothea Fonseca Furquim Werneck,

Djalma Bastos de Morais,

Arcângelo Eustáquio Torres Queiroz,

Guy Maria Villela Paschoal,

João Camilo Penna,

Fuad Jorge Noman Filho,

Saulo Alves Pereira Júnior,

Wando Pereira Borges,

Adriano Magalhães Chaves,

Bruno Magalhães Menicucci,

Marina Rosenthal Rocha,

Newton Brandão Ferraz Ramos,

Tarcísio Augusto Carneiro,

Franklin Moreira Gonçalves,

José Augusto Gomes Campos,

Luiz Augusto de Barros,

Marco Antonio Rodrigues da Cunha,

Paulo Sérgio Machado Ribeiro;

Secretary:	Anamaria Pugedo Frade Barros.

Signed by: Anamaria Pugedo Frade Barros

Commercial Board of the State of Minas Gerais

I certify registry on: October 1, 2014

Under the number: 5382784

Filing Receipt number: 14/684.271-5

Marinely de Paula Bomfim

General Secretary

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. SUMMARY OF MINUTES OF THE 605TH MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 11, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

605TH MEETING

Date, time and place:	September 11, 2014 at 8 a.m. at the company’s head office, Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.
Meeting Committee:	Chair: Djalma Bastos de Morais; Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I	Conflict of interest: The board members listed below said they had no conflict of interest in the matter on the agenda of this meeting.

II	The Board approved the minutes of this meeting.

III	The Board authorized Cemig (‘Cemig’ or ‘the Consenting Party’) to sign, as consenting party, the Credit Line Financing Contract between Cemig D (‘Cemig D’ or ‘the Beneficiary’) and the Brazilian Development Bank (BNDES) (‘the Financing Contract’), under BNDES DIR-673/2014, of which the principal terms include:

a)	Amount of the financing: Up to one hundred forty four million eighty two thousand Reais, divided into six sub-credits as described below.

Sub-credit	Amount, R$ ’000		Grace period: until	To be used by	Amortization
A	R$	3,490	Dec. 15, 2014	Dec. 15, 2014	72 monthly installments, the first on January 15, 2015
B	R$	1,496	Feb. 15, 2016	Dec. 15, 2014	06 annual installments, the first on March 15, 2016
C	R$	37,926	Dec. 15, 2014	Dec. 15, 2014	72 monthly installments, the first on January 15, 2015
D	R$	16,254	Feb. 15, 2016	Dec. 15, 2014	06 annual installments, the first on March 15, 2016
E	R$	84,199	Dec. 15, 2014	Dec. 15, 2014	72 monthly installments, the first on January 15, 2015
F	R$	717	Dec. 15, 2015	Dec. 15, 2015	72 monthly installments, the first on January 15, 2016

The characteristics of the interest rates are presented below.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)	Interest rates:

1-	Sub-credits ‘A’ and ‘C’: TJLP + 2.48% p.a.;

2-	Sub-credits ‘B’ and ‘D’: TJLP + 2.48% p.a.; The debtor balances of these sub-credits are to be updated annually, as from the date of use of each portion, by the IPCA (Expanded National Consumer Price) inflation index, researched and calculated monthly by the IBGE;

3-	Sub-credit ‘E’: TJLP + 1.98% p.a.; and

4-	Sub-credit ‘F’: TJLP;

c)	Credit reservation fee: 0.1%, charged per period of 30 days or fraction thereof, if the financing contract is not signed by October 6, 2014;

d)	Important obligations of the Company include:

1-	To present to the BNDES, by February 19, 2016, proof that the concession contracts have been renewed, in the absence of which renewal the Beneficiary must settle all obligations arising under the Financing Contract on March 3, 2016; and

2-	In the event of the levels established in Sub-item V of Clause Fourteen not being met in relation to the Consenting Party (Net debt/Ebitda: Less than or equal to Four; and Stockholders’ equity/Total assets: greater than or equal to 30%), to constitute, within 30 calendar days from the date of written notice from the BNDES, property guarantees, accepted by the BNDES, in an amount corresponding to at least 130% of the amount of the financing or the debt under it, unless the levels referred to above have been re-established during that period;

e)	Important obligations of Cemig include:

1-	Its establishment as the guarantor and principal payer, expressly waiving the benefits of Articles 366, 827 and 838 of the Civil Code and assuming joint liability, until the final settlement of the Financing Contact, for faithful and exact compliance with the obligations assumed in this instrument by the Beneficiary;

2-	To submit to approval by the BNDES any proposals for matters relating to placing of any charge or encumbrance on any security, or share owned by it issued by the Beneficiary, or relating to sale, acquisition, absorption, merger, split of assets, or any other act which results in or may come to result in changes to the present configuration of the Beneficiary or in transfer of stockholding control of the Beneficiary, or in change of its status as controlling stockholder of the Beneficiary, in the terms of Article 116 of Law 6404/1976; and

3-	To maintain, during the period of this Contract, the following indices calculated annually in financial statements audited by an independent auditing company registered with the CVM (the Brazilian Securities Commission):

Net debt/Ebitda:                                         less than or equal to four;

Stockholders’ equity/Total assets:         30% or more;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

f)	Important conditions for release of the funds include:

The	Beneficiary must present:

1-	For Sub-credits ‘A’ and ‘B’: Installation License for the sub-project(s), officially published, issued by the competent environmental body; and

A document issued by the competent environmental body attesting that environmental licensing is not required for the sub-project(s);

2-	For Sub-credits ‘C’ and ‘D’: Statements signed by its legal representatives, attesting that the investments under Sub-credits ‘C and ‘D’ are dispensed from the need for environmental licensing, under the relevant legislation, or already have the due environmental licensing;

3-	For Sub-credit ‘F’: Plan for use of the funds of Sub-credit ‘F’, approved by the BNDES, as described in sub-item XVIII of Clause Thirteen of the Financing Contract;

4	Presentation, preferably in computer file, of a detailed list containing data that identify the assets corresponding to the portion of the credit to be used, detailing the equipment, the manufacturer, the value, and such other information as is requested by the BNDES, in such a way as to prove that the machines and equipment acquired with funds under that Contract are accredited by the BNDES

5	Proof that the Beneficiary has applied in the project the portion of the credit previously utilized, and itself injected the corresponding matching amount; and

g)	Early maturity of the debt:

Cemig D must present to the BNDES, by February 19, 2016, proof that the Concession Contracts have been renewed, and in the absence of such renewal the Beneficiary must settle all the obligations arising under the Contract on March 15, 2016.

IV Comment: The Chair spoke on a subject of interest to the Company.

The following were present:

Board members:

Djalma Bastos de Morais,

Arcângelo Eustáquio Torres Queiroz,

Eduardo Borges de Andrade,

Guy Maria Villela Paschoal,

João Camilo Penna,

Joaquim Francisco de Castro Neto,

José Pais Rangel,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Tadeu Barreto Guimarães,

Wando Pereira Borges,

Bruno Magalhães Menicucci,

Paulo Sérgio Machado Ribeiro,

Custódio Antonio de Mattos,

Franklin Moreira Gonçalves,

José Augusto Gomes Campos,

Tarcísio Augusto Carneiro;

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Commercial Board of the State of Minas Gerais

I certify registry on: September 26, 2014

Under the number: 5380583

Filing Receipt number: 14/678.193-7

Marinely de Paula Bomfim

General Secretary

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. SUMMARY OF MINUTES OF THE 608TH MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 1, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

608TH MEETING

Date, time and place:	October 1, 2014 at 3.50 p.m. at the company’s head office,
Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair: Djalma Bastos de Morais;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

1	Conflict of interest: The board members listed below said they had no conflict of interest in the matter on the agenda of this meeting.

2	The Board approved the minutes of this meeting.

3	The Board authorized:

I)	Provision of a partial, non-joint, surety guarantee by Cemig for the third issue of promissory notes by Guanhães Energia S.A. (the Notes) by undertaking stated on the printed Notes, in proportion to the equity interest held in that Company by Cemig Geração e Transmissão S.A. (Cemig GT), the characteristics of the issue being as follows:

Issuer:	Guanhães Energia S.A.
Lead Manager:	A financial institution of the Brazilian securities distribution system, to be contracted to intermediate and coordinate the issue of the Notes.
Surety guarantee:

The Notes and all the obligations under them shall have the partial and non-joint surety guarantee of Cemig and of Light S.A., together named the Guarantors, in the proportion of the equity interests in the Issuer, of 49% e 51%, respectively held by Cemig GT and Light Energia S.A., through guarantee stated on the printed Notes.

The surety, which will be given irrevocably, will comprise the principal and all the accessory debt, with arrears interest, contractual and/or arrears penalty payments and other additions, including such costs provenly incurred by holders of Notes arising from proceedings, procedures and other measures in court or otherwise as are necessary for protection of the rights related to the Notes. The surety shall remain in effect until the full compliance by the Issuer with all the obligations arising from the issue of the Notes.

Use of funds:

a) for payment of the debt arising from the Company’s 2nd issue of promissory notes and its 1st issue of debentures,

b) the remaining balance (after payment of the debts in ‘a’ above) to supply the funding needs of the Issuer’s wholly-owned subsidiaries, to be deposited in a linked account and used only after approval by the stockholders of the Issuer of an updated Business Plan of the Guanhães Project, to include detailed proposals for the Project’s environmental, EPC and financial issues, and an action plan aiming to recover the original economic and financial conditions of the project approved by Cemig.

Volume of the Issue:	Two hundred million Reais.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Number of series:	One single series.
Nominal Unit Value:	Four million Reais, on the Issue Date.
Quantity:	Fifty.
Placement procedure and regime:

The distribution shall be public, with restricted distribution efforts, in accordance with CVM Instruction 476/2009 as amended, under the regime of firm guarantee of placement for the volume of two hundred million Reais, to be exercised only in the event of the demand for and actual financial subscription of the Notes by Qualified Investors being lower than the quantity of Notes actually offered, by the Issue Date.

Issue Date:	Date of the actual subscription, and payment of subscription, of the Notes, as specified on the physical Notes.
Maturity Period:	Up to one hundred eighty days from the Issue Date.
Remuneration:

The nominal unit value of the Notes will not undergo monetary updating.

The Notes will pay remuneratory interest equal to 110% of the daily average of the over extra-grupo Interbank Deposit (Depósitos Interfinanceiros, or DI) Rate, expressed in the form of percentage per year, on the two hundred fifty-two business days basis, calculated and published daily by Cetip (Cetip S.A. – Mercados Organizados) in its daily bulletin available on its website (http://www.cetip.com.br)(‘the Remuneration’).

The Remuneration will be calculated on an exponential and cumulative basis, ‘pro rata temporis’ by business days elapsed, on the Nominal Unit Value of each Promissory Note, from the Issue Date up to the Remuneration Payment Date, according to the criteria set out in Cetip Manual of Formulas for Notes and Bonds (“CETIP21”) – which is available for consultation as stated above. These criteria will be printed on the physical Notes.

Payment of the Remuneration:

In a single payment, on the Maturity Date, or on the Date of Optional Early Redemption, or of early maturity of the Promissory Notes occurring as a result of any of the Default Events described on the printed Notes. Amortization of the Nominal Unit Value: On the same date as the Payment of the Remuneration.

Renegotiation:	None.
Optional early redemption:

The Issuer may, under Paragraphs 2, 3 and 4 of Article 7 of CVM Instruction 134/1990, at its own exclusive option, make total or partial early redemption of the Promissory Notes in circulation at any time as from 30 calendar days from the Issue Date, by payment of the Nominal Unit Value plus the Remuneration, calculated pro rata temporis from the Issue Date up to the date of actual payment, in accordance with the legislation from time to time in force, without payment of any premium to the holders of the Notes.

Place of Payment:

In accordance with the procedures of Cetip, for Notes held in electronic custody at Cetip; for holders of the Notes that are not linked to that system, at the Issuer’s head office or in accordance with the procedures of the Mandated Bank, as applicable.

Extension of periods:

If the date of maturity of an obligation coincides with a day that is not a business or banking business day at the location of the head office of the Company, the date of payment of any obligation shall be deemed automatically postponed to the next business day, without any addition to the amount to be paid, except in cases where the payment is to be made through Cetip, in which case the extension will take place only when the date of the payment coincides with a Saturday, Sunday or national public holiday.

Arrears charges:

In the event of non-punctuality in the payment of any amount payable to the holders of the Notes, the debits in arrears shall be subject to: A non-reducible contractual compensatory arrears penalty payment of 2%; and non-compensatory arrears interest at 1% per month or fraction thereof; both being calculated on the amount due and unpaid, from the date of default until the date of actual payment, independently of advice, notification or interpolation through the courts or otherwise.

II)	Signature of the legal instruments necessary for making the above-mentioned surety guarantee effective in such a way that the guarantee is existing, valid and efficacious whenever any obligation to be assumed by Issuer is not complied with; and:

III)	All action necessary to put the above decisions into effect.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4)	The Board re-ratified Board Spending Decision (CRCA) 081/204:

I)	– to adjust the interest rates of Sub-credits ‘B’ and ‘D’, with alteration from ‘TJLP + 2.48’ to ‘BNDES Reference Rate (TR BNDES) + 2.48 % p.a., where TR BNDES is equal to the result of linear interpolation of the internal rates of return existing in the secondary market for Series B National Treasury Notes (NTN-Bs) applicable to the average amortization period of each portion of the ‘B’ and “d” sub-credits at the time of their utilization’; and

II)	– to change the drafting of the item relating to early maturity of the debt to reflect exactly the maturity situations, as defined in the Financing Contract, to:

‘(g)	Conditions of early maturity of the debt:

reduction of the headcount of the Beneficiary without compliance with Item IV of Clause 13;

inclusion, in a stockholding agreement, by-laws or articles of association of the Beneficiary, or of a company controlling it, of a provision that results in restrictions or reduction of payment capacity of the financial obligations arising from this transaction;

non-compliance with any other obligation specified in the Financing Contract; or

renewal of the Concession Contracts not having taken place by February 18, 2016 and the Beneficiary not having settled, by March 15, 2016, all the obligations arising from the Financing Contract.’

–	the other provisions of that CRCA remaining unchanged.

5)	The Chair made comments on a subject of interest to the Company.

The following were present:

Board members:

Djalma Bastos de Morais,

Arcângelo Eustáquio Torres Queiroz,

Guy Maria Villela Paschoal,

João Camilo Penna,

Joaquim Francisco de Castro Neto,

José Pais Rangel,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Tadeu Barreto Guimarães,

Wando Pereira Borges,

Bruno Magalhães Menicucci,

Newton Brandão Ferraz Ramos,

Tarcísio Augusto Carneiro,

Flávio Miarelli Piedade,

José Augusto Gomes Campos,

Marina Rosenthal Rocha;

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. SUMMARY OF MINUTES OF THE 609TH MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 9, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

609TH MEETING

Date, time and place:	October 9, 2014 at 8.00 a.m. at the company’s head office, Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.
Meeting Committee:	Chair: Djalma Bastos de Morais; Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I	The members consented to the request by the Chair of the Board, Danilo de Castro, stated in correspondence in the company’s possession, for unpaid leave from the function of sitting member of this Board, from October 7 to October 31, 2014, for personal reasons.

II	The members took note of early termination of the unpaid leave of the member Luiz Augusto de Barros, brought forward from October 31, 2014 to October 7, 2014, as per a letter in the Company’s possession.

III	Conflict of interest: The Board Members listed below stated they had no conflict of interest with the matter on the agenda of this meeting.

IV	The Board approved the minutes of this meeting.

V	The Board authorized signature, as guarantor, of the Third Amendment to the following Bank Credit Notes, signed between Cemig GT and Banco do Brasil S.A.:

CCB nº 330.800.376, CCB nº 330.800.383, CCB nº 330.800.384, CCB nº 330.800.385,

CCB nº 330.800.386, CCB nº 330.800.387, CCB nº 330.800.388, CCB nº 330.800.389,

CCB nº 330.800.390, CCB nº 330.800.391, CCB nº 330.800.392, CCB nº 330.800.393,

CCB nº 330.800.394 and CCB nº 330.800.395,

to reschedule to 2015 the tranches becoming due in 2014, in the amount of R$420,000,000.00 (four hundred twenty million Reais),

the other maturities being unchanged, with continued financial charges at 104.1% of the CDI rate plus of a fee of 1.00% on the value of the transaction on the date of signature of the amendment. In the extended transactions Cemig GT will continue to have the option to pre-pay the debt without additional cost.

VI Comment: The Chair spoke on a subject of interest to the Company.

The following were present:

Board members: Djalma Bastos de Morais, Guy Maria Villela Paschoal, João Camilo Penna, José Pais Rangel, Paulo Roberto Reckziegel Guedes,	Saulo Alves Pereira Junior, Tadeu Barreto Guimarães, Wando Pereira Borges, Bruno Magalhães Menicucci, Custódio Antonio de Mattos, Franklin Moreira Gonçalves,	Luiz Augusto de Barros, Paulo Sérgio Machado Ribeiro, Tarcísio Augusto Carneiro, Flávio Miarelli Piedade, José Augusto Gomes Campos, Marina Rosenthal Rocha;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. SUMMARY OF PRINCIPAL DECISIONS OF THE 609TH MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 9, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of October 9, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 609th meeting, held on October 9, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

•	Signature of an amendment, as guarantor, to debt transactions of Cemig GT.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. SUMMARY OF PRINCIPAL DECISIONS OF THE 610TH MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 9, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of October 9, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 610th meeting, held on October 9, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Nomination of a Manager for, and orientation of vote in meetings of Gasmig.

2.	Nomination of Managers for Redentor Energia S.A.

3.	Five Year Plan for 2015–2019 and Budget for 2015/Planning guidelines/directives.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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7. MATERIAL ANNOUNCEMENT DATED OCTOBER 14, 2014: CONCLUSION OF INCREASE IN CEMIG’S STAKE IN GASMIG

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Conclusion of increase in Cemig’s stake in Gasmig

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Cemig reports completion of the acquisition, from Petrobras’s subsidiary Gaspetro, of Gaspetro’s 40% equity holding in Gasmig (Companhia de Gás de Minas Gerais).

This transaction, under the Share Purchase Agreement signed with Petrobras (Petróleo Brasileiro S.A.) and approved by the Boards of Directors of Cemig and Petrobras, was reported in Cemig’s Material Announcement of July 21, 2014.

On October 10, 2014 Cemig made the payment that completed this acquisition, in the amount of R$570,935,931.26 (five hundred seventy million nine hundred thirty five thousand nine hundred thirty one Reais and twenty six centavos).

This amount is the result of monetary updating, by the IGP–M index, of the purchase price of R$600 million specified in the Share Purchase Agreement, reported in the prior Material Announcement, less the dividends paid between the base date and the closing date.

The acquisition was completed after approval by the Brazilian Monopolies Authority (Conselho Administrativo de Defesa Econômica, or CADE) and consent from the concession-granting power, the State of Minas Gerais.

Gasmig is holder of the exclusive concession for distribution of piped natural gas in the State of Minas Gerais. It currently distributes 4.1 million cubic meters per day of natural gas through a network of more than 850km of gas pipelines.

Belo Horizonte, October 14, 2014

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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8. MARKET ANNOUNCEMENT DATED OCTOBER 14, 2014: COMMENTS ON MEDIA REPORTS OF FUNDING

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Comments on media reports of funding

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&FBovespa S.A.) and the market in general, as follows:

On today’s date Cemig’s wholly-owned subsidiary Cemig Geração e Transmissão S.A. (“Cemig GT”) published the following Announcement to the Market:

“In relation to media reports of the possibility of raising of funding in the investor market, and in accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig GT (Cemig Geração e Transmissão S.A), a company registered with the Brazilian Securities Commission (CVM), hereby informs the CVM, the São Paulo Stock Exchange (BM&FBovespa S.A.) and the market in general, as follows:

Cemig GT is at all times considering whether a given time is opportune for a funding transaction in accordance with its financial management policy.

At present none of the corporate bodies has made any decision on the terms of any such transaction, nor on retaining any banks as managers for structuring of any issue.

In relation to disclosure to the market, after any internal approval process Cemig GT will follow the instructions laid down by regulations issued by the CVM.”

Belo Horizonte, October 14, 2014

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. MARKET ANNOUNCEMENT DATED OCTOBER 17, 2014: CDP RATES CEMIG, BRAZILIAN LEADER IN CLIMATE CHANGE MANAGEMENT TRANSPARENCY

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

CDP rates Cemig

Brazilian leader in climate change management transparency

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&FBovespa S.A.) and the market in general, as follows:

Cemig has received the highest score of all participating Brazilian companies in the 2014 edition of the Carbon Disclosure Project (CDP).

This score reports and reflects excellence in transparency of the information disclosed on management of risks and opportunities, results of measurement and management of emissions, and on the corporate strategy in the management of climate change. This is the third year running that Cemig has been recognized by the CDP, and the first year in which it has won the highest score.

Selection and scoring reflects the answers given by 52 large Brazilian companies to the CDP questionnaire, interviews with managers of companies with high scores in previous years, and good practices centered on the structure and adaptation of the companies’ businesses to climate change.

Cemig’s high score is a reaffirmation of its commitment to a low carbon economy, and informs the Brazilian and international capital markets and the general public of Cemig’s efforts and its contribution to reduction of the effects caused by global warming.

The Carbon Disclosure Project is a non-governmental organization based in London which operates a system of worldwide disclosure on behalf of 767 institutional investors, representing more than one third of the total capital invested worldwide.

For more details on Cemig’s initiatives in relation to climate change, see:

http://www.cemig.com.br/Sustentabilidade/MudancasClimaticas/Paginas/default.aspx

Belo Horizonte, October 17, 2014

Arlindo Porto Neto

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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10. MARKET ANNOUNCEMENT DATED OCTOBER 28, 2014: ENTRY OF CEMIG GT INTO THE CONTROLLING BLOCK OF RENOVA COMPLETED

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Entry of Cemig GT into the controlling block of Renova completed

In accordance with CVM Instruction 358 of January 3, 2002 as amended, and complementing its Material Announcements of August 8, 2013 and September 29, 2014, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Following expiry of the legal periods for exercise by other stockholders in Renova Energia S.A. (“Renova”) of rights of first refusal and subscription of the shares that remained unsubscribed, the Board of Directors of Renova has homologated the increase of its capital, comprising:

•	Issuance of 87,196,901 nominal common shares without par value, at the issue price of R$17,7789 per share, of which 87,186,035 are the property of Cemig GT.

Following this completion of the capital increase, Cemig GT’s equity interest in Renova is now 27.37% of the total stock and 36.62% of the voting stock.

Belo Horizonte, October 28, 2014

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. SUMMARY OF PRINCIPAL DECISIONS OF THE 611TH MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 30, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of October 30, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 611th meeting, held on October 30, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Orientation of vote in a meeting of the Board of Directors of Transmissora Aliança de Energia Elétrica S.A. – Taesa.

2.	Orientation of vote in meetings of the Boards of Directors of Cemig GT and Light S.A.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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12. MARKET ANNOUNCEMENT DATED OCTOBER 31, 2014: TAESA: MATERIAL ANNOUNCEMENT ON FIP COLISEU

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Taesa: Material announcement on FIP Coliseu

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&FBovespa S.A.) and the market in general, as follows:

On October 30, 2014 Cemig’s affiliated company Transmissora Aliança de Energia Elétrica S.A. (“Taesa”) published a material announcement advising the public as follows:

(a)	The period of duration of Fundo de Investimento em Participações Coliseu (‘FIP Coliseu’, or ‘the Fund’), which together with Cemig is a signatory to the stockholders’ agreement of Taesa, has been extended.

(b)	There has also been a change in the structure of the Fund. The other clauses of the stockholders’ agreement of Taesa remain in effect until the end of the concessions: as a result management continues to be shared between Cemig and FIP Coliseu or its successors. The stockholding composition of Taesa is now as shown below:

Stockholding composition of Taesa before October 30, 2014:

	ON shares	%	PN shares	%	Total capital	%
FIP Coliseu	305,034,387	44.1%	—	0.0%	305,034,387	29.5%
Cemig	293,072,229	42.4%	155,050,644	45.3%	448,122,873	43.4%
Market	93,446,475	13.5%	186,892,944	54.7%	280,339,461	27.1%

Total	691,553,133	100.0%	341,943,588	100.0%	1,033,496,721	100.0%

Stockholding composition of Taesa on and after October 30, 2014:

	ON shares	%	PN shares	%	Total capital	%
FIP Coliseu	228,775,790	35.7%	—	0.0%	228,775,490	22.1%
Cemig	293,072,229	45.7%	155,050,644	39.5%	448,122,873	43.4%
Market	93,446,517	14.6%	186,892,944	47.6%	280,339,461	27.1%
FIP Resling	25,419,533	4.0%	50,839,064	12.9%	76,258,597	7.4%

Total	640,714,069	100.0%	392,782,652	100.0%	1,033,496,721	100.0%

Belo Horizonte, October 31, 2014

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.